UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-206582-03

Morgan Stanley Capital I Trust 2016-UBS11

(Exact name of issuing entity as specified in its charter)

Morgan Stanley Capital I Inc.

(Exact name of registrant as specified in its charter)

1585 Broadway

New York, New York 10036

(212) 761-4000

(Address, including zip code, and telephone number, of principal executive offices of the registrant)

Class A-1

Class A-2

Class A-SB

Class A-3

Class A-4

Class X-A

Class X-B

Class A-S

Class B

Class C

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         / /

Rule 12g-4(a)(2)         / /

Rule 12h-3(b)(1)(i)      / /

Rule 12h-3(b)(1)(ii)     / /

Rule 15d-6                 / /

Rule 15d-22(b)       /x/

Approximate number of holders of record as of the certification or notice date:

        0 Holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Capital I Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2026

By: /s/ Jane Lam

Jane Lam, President